Moxey

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Licensed Community Commission Fees	123,620.34
4001 Moxey Owned Community Commission Fees	190,777.98
4002 Other Moxey Owned Community Income	46,334.53
4003 Moxey HQ Service Income	4,955.00
Total Income	**$365,687.85**
GROSS PROFIT	**$365,687.85**
Expenses	
5000 Payroll Expenses	106,914.68
5001 Contractor	401,124.80
5005 Dues and Subscriptions	18,246.76
5007 Fundraising	3,204.34
5010 Advertising and Marketing	222,944.96
5021 Office Supplies	1,202.69
5022 Printing and Duplication	1,018.48
5024 Telephone Expense	2,083.28
5025 Banking Expenses	7,553.39
5031 Rent Expense	7,824.00
5035 Computer and Internet Expenses	59,147.16
5045 Professional Fees	288,299.40
5050 Postage & Shipping	1,269.24
5055 Meals and Entertainment	523.35
5060 Travel Expense	2,101.71
5065 Taxes	2,530.00
Total Expenses	**$1,125,988.24**
NET OPERATING INCOME	**$ -760,300.39**
Other Income	
7036 Licensed Community Deposits	1,451,829.78
Total Other Income	**$1,451,829.78**
Other Expenses	
8040 Licensed Community Administrative Costs	1,451,829.78
Total Other Expenses	**$1,451,829.78**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -760,300.39**